EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31 (Dollars in Millions)		2007	2006	2005	2004	2003

Earnings
1.	Income from continuing operations	$4,324	$4,751	$4,489	$4,167	$3,710
2.	Applicable income taxes	1,883	2,112	2,082	2,009	1,941

3.	Income from continuing operations before income taxes (1 + 2)	$6,207	$6,863	$6,571	$6,176	$5,651

4.	Fixed charges:
	a. Interest expense excluding interest on deposits	$3,693	$3,133	$1,937	$1,171	$972
	b. Portion of rents representative of interest	76	71	70	69	74

	c. Fixed charges excluding interest on deposits (4a + 4b)	3,769	3,204	2,007	1,240	1,046
	d. Interest on deposits	2,754	2,389	1,559	904	1,097

	e. Fixed charges including interest on deposits (4c + 4d)	$6,523	$5,593	$3,566	$2,144	$2,143

5.	Amortization of interest capitalized	$—	$—	$—	$—	$—
6.	Earnings excluding interest on deposits (3 + 4c + 5)	9,976	10,067	8,578	7,416	6,697
7.	Earnings including interest on deposits (3 + 4e + 5)	12,730	12,456	10,137	8,320	7,794
8.	Fixed charges excluding interest on deposits (4c)	3,769	3,204	2,007	1,240	1,046
9.	Fixed charges including interest on deposits (4e)	6,523	5,593	3,566	2,144	2,143

Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)	2.65	3.14	4.27	5.98	6.40
11.	Including interest on deposits (line 7/line 9)	1.95	2.23	2.84	3.88	3.64